Mail Stop 4561

October 17, 2008

Mr. Ray Vuono
President and Chief Executive Officer
MedLink International Inc.
11 Oval Drive, Suite 200B
Islandia, NY  11749

>          **Re:     MedLink International Inc.**
>          **Form 10-KSB For the Fiscal Year Ended December 31, 2007**
>          **Filed April 15, 2008**
>          **File No. 001-31771**

Dear Mr. Vuono:

        We have reviewed your response letter dated September 19, 2008 in connection with the above-referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2008.

Form 10-KSB For the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 44

1.      We note your identification of revenue recognition as a critical accounting policy in your response to prior comment 2.  We also note that the description of your revenue recognition policy here is essentially identical to your response to prior comment 11, the subject of which is footnote disclosure.  You are reminded that the discussion within the critical accounting policies section is meant to supplement, not repeat, information contained within the footnotes to the

consolidated financial statements.  Refer again to prior comment 2 and revise your disclosures accordingly.

Controls and Procedures, page 44

2.	We note from your response to prior comment 3 that management performed an assessment of internal control over financial reporting as of December 31, 2007. We have evaluated your proposed disclosures and note that you appear to be intermingling your disclosures regarding your assessments of disclosure controls and procedures and internal controls over financial reporting.  Please note that these represent two distinct types of controls requiring independent assessments and conclusions pursuant to Items 307 and 308T of Regulation S-B, respectively. Please amend your filing to include all of the disclosures required by Item 308T(a)(1) – (4) of Regulation S-B.

Specifically, within your disclosures in the section entitled "Management's Report on Internal Control over Financial Reporting" you should provide the following information:

- a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- a statement identifying the framework used to evaluate the effectiveness of your internal controls over financial reporting,

- a statement of management's assessment of the effectiveness of your internal control over financial reporting, as of December 31, 2007, including a statement as to whether or not internal control over financial reporting is effective.

- a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting and that management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Consolidated Statements of Stockholders' Deficit, pages F-6 and F-7

3.	You have not provided a full response to prior comment 7.  With regard to the "Net deficit acquired in Anywhere MD," identify the accounting literature upon which the amount and classification is based.

Consolidated Statements of Cash Flows, page F-8

4.     You have not provided a full response to prior comment 8.  With regard to the "Minority Interest" line item, identify the accounting literature upon which the amount and classification is based.

Notes to Consolidated Financial Statements

5.     With regard to your acquisition of Anywhere MD during 2007, provide us with your purchase price allocation and amend to provide the disclosures required by paragraph 51 of SFAS 141or tell us why you do not believe a revision is necessary.

6.     Your response to prior comment 10 does not address our comment.  Rather, your response focuses on SFAS 141R and its future impact.  We are therefore reissuing our comment in full.  You appear to have acquired proprietary software, AutoDOC, as part of your acquisition of Anywhere MD. Tell us what consideration was given to the identification and valuation of this intangible asset as part of your purchase price allocation.  Refer to paragraph 39 of SFAS 141.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

7.     Your response to prior comment 11 suggests that you apply SAB 104 in accounting for certain software arrangements and SOP 97-2 for others.  Please tell us whether you are applying the provisions of SAB 104 to software arrangements and, if so, explain your basis for not recognizing all software revenue in accordance with SOP 97-2.  Refer to paragraph 2 of SOP 97-2.

8.     Your response to prior comment 11 does not address our comment in its entirely.  As previously requested, tell us how you have established VSOE for the various elements of your multiple-element arrangements and revise your disclosures to reflect your application of this standard.  In responding to this comment, please disclose whether, and how, you have established VSOE for the software, maintenance and support (PCS), installation services, implementation services and any other elements contained in your software arrangements.

9.     Refer to your response to prior comment 11 and describe the differences between your installation services, which you indicate are essential to the functionality of your software, and implementation services, which you indicate are not.  Distinguish between the types of services being provided and the timeframe over which the services are provided.  Identify the specific accounting guidance being applied in recognizing revenue from each type of service.

Note 9 – Stockholders' Equity, pages F-20 - F-22

10.   We have read your response to prior comment 13.  It is unclear whether this is your response or whether you intend to include this information in your amended filing.  It also does not appear that you have included all of the disclosure requirements of paragraph A240, including its subparagraphs, of SFAS 123R. Ensure that all such disclosures are included in your amended filing.

Certifications

11.   We note that your prospective certifications still do not confirm exactly to Item 601(b)(31) of Regulation S-B.  For example, we note your certifications lack the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.  You also have included a sixth paragraph which does not conform.  When amending your Form 10-KSB, ensure that the accompanying certifications conform exactly to Item 601(b)(31) of Regulation S-B.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant